UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Fording Canadian Coal Trust

(Name of Issuer)

Units

(Title of Class of Securities)

345425102

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER -0- See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 528,306 See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0- See Item 5.
WITH	10	SHARED DISPOSITIVE POWER 528,306 See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,306 See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% See Item 5.
14	TYPE OF REPORTING PERSON EP

CUSIP No. 345425102	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Golden Apple Income Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER -0- See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 528,306 See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0- See Item 5.
WITH	10	SHARED DISPOSITIVE POWER 528,306 See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,306 See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% See Item 5.
14	TYPE OF REPORTING PERSON CO

                Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Act”), Ontario Teachers’ Pension Plan Board (“Teachers”) and Golden Apple Income Inc. (“Golden Apple”) hereby make this statement (this “Statement”) to amend their Schedule 13D dated March 10, 2003 as amended by Amendment No. 1, dated October 20, 2003, by Amendment No. 2 dated April 19, 2004, by Amendment No. 3 dated December 16, 2004, by Amendment No. 4 dated February 18, 2005, by Amendment No. 5 dated April 5, 2005, by Amendment No. 6 dated May 16, 2005, by Amendment No. 7 dated June 20, 2005, by Amendment No. 8 dated September 21, 2005, by Amendment No. 9 dated February 2, 2006 and by Amendment No. 10 dated May 30, 2007 (as amended, the “Schedule 13D”) relating to the units (“Units”) of Fording Canadian Coal Trust (the “Trust”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.
Item 2 is hereby amended and restated in its entirety by the following:

(a) This Statement is being filed by Teachers and Golden Apple.

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

Golden Apple is an Ontario, Canada corporation, the principal business of which is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada. The principal office and business address of Golden Apple is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Golden Apple is a wholly-owned subsidiary of Teachers.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers and Golden Apple is set forth on Schedules A and B attached hereto, respectively, and is incorporated herein by reference.

(d) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f) Each of the directors and the executive officers of Teachers and Golden Apple listed on Schedules A and B is a citizen of Canada.

Item 3.	Source and Amount of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On September 23, 2007, Golden Apple and Teachers entered into an agreement (the “Unit Purchase Agreement”) with Teck Cominco Limited and Teck Cominco Metals Ltd. (“Teck”) pursuant to which Teck would acquire 16,650,000 Units beneficially owned by Golden Apple and Teachers. Teck agreed to an aggregate purchase price of Can.$599,400,000 for 16,650,000 Units beneficially owned by Teachers and Golden Apple. The transaction is expected to close on October 1, 2007.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The response set forth in Item 3 with respect to the Unit Purchase Agreement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated in its entirety by the following:

(a) - (b) As of the date of this Statement, Golden Apple directly beneficially owns 528,306 Units, representing approximately 0.4% of the Units outstanding. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by its wholly-owned subsidiary Golden Apple, or 528,306 Units, representing approximately 0.4% of the Units outstanding.

As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of Golden Apple (“Mr. Bertram”), beneficially owns 249 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Mr. Bertram. Mr. Bertram disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

As of the date of this Statement, Rosemarie McClean, Senior Vice President, Member Services, of Teachers, beneficially owns 700 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Ms. McClean. Ms. McClean disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

Except as described above, none of Teachers, Golden Apple, nor, to the best of Teachers’ and Golden Apple’s knowledge, any of the persons listed in Schedules A and B, beneficially owns any Units.

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Item 5(c) is hereby amended and restated in its entirety by the following:

(c) None of Teachers or Golden Apple, nor to the best of Teachers’ and Golden Apple’s knowledge, any of the persons listed in Schedules A and B, has effected any transactions in the Units in the past sixty days other than the transaction described in Item 4 of this Statement.

Item 5(e) is hereby amended and restated in its entirety by the following:

(e) Teachers and Golden Apple ceased to have beneficial ownership of more than five percent of the outstanding Units on September 23, 2007.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 4	Unit Purchase Agreement, dated as of September 23, 2007, by and between Golden Apple, Teachers, Teck Cominco Limited and Teck

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 24, 2007

ONTARIO TEACHERS’ PENSION PLAN

BOARD, an Ontario, Canada corporation

By:	/s/ Roger Barton

Name: Roger Barton

Title: Vice President, General Counsel & Secretary

GOLDEN APPLE INCOME INC.,

an Ontario, Canada corporation

By:	/s/ Robert Bertram

Name: Robert Bertram

Title: Director and President

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SCHEDULE A

Below is a table that lists the Executive Officers, Controlling Persons and Directors of Ontario Teachers’ Pension Plan Board (“OTPPB”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Board member)	36 Bayview Wood Toronto, ON M4N 1R7	N/A
Helen Kearns (Board member)	71 Hudson Drive Toronto, ON M4T 2K2	N/A
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Board member)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Guy Matte (Board member)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Chairperson)	199 Cranbrooke Avenue Toronto, ON M5M 1M6	President, Finvoy Management Inc.
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
William Swirsky (Board member)	71 Constance Street Toronto, ON M6R 1S5	Vice-President, Canadian Institute of Chartered Accountants
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of OTPPB
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of OTPPB
John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of OTPPB
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Investment Operations & Chief Information Officer of OTPPB
Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of OTPPB
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of OTPPB
Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of OTPPB
Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of OTPPB
Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation, of OTPPB

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Claude Lamoureux	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of OTPPB
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of OTPPB
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Audit Services of OTPPB
Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Member Services of OTPPB
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Finance and Chief Financial Officer of OTPPB
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Alternative Investments of OTPPB
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President IT Member Services of OTPPB
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Tactical Asset Allocation & Alternative Investments
Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Fixed Income of OTPPB
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Andrew Spence	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Economist of OTPPB
Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Alan Wilson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income Credit of OTPPB
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Venture Capital of OTPPB
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Asset Mix & Risk of OTPPB

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SCHEDULE B

Below is a table that lists the Executive Officers, Controlling Persons and Directors of Golden Apple Income, Inc., each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Roger Barton (Director and Secretary)	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of Ontario Teachers' Pension Plan Board
Robert Bertram (Director and President)	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Ontario Teachers' Pension Plan Board
Brian Gibson (Director and Vice-President)	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Ontario Teachers' Pension Plan Board
Claude Lamoureux (Vice-President)	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Ontario Teachers' Pension Plan Board

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